UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Sunrise New Energy Co., Ltd.

(Name of Issuer)

ordinary share, par value $par value US$0.0001 per share

(Title of Class of Securities)

G3932F106

(CUSIP Number)

Haiping Hu

Room 703, West Zone, R&D Building

Zibo Science and Technology Industrial Entrepreneurship Park, No. 69 Sanying Road

Zhangdian District, Zibo City, Shandong Province

People’s Republic of China

+861082967728

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 2, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 3d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G3932F106

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Haiping Hu (“Hu”)
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* PF
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization People’s Republic of China

Number of shares beneficially owned by each reporting person with	7	Sole voting power 8,075,533 (1)
	8	Shared voting power
	9	Sole dispositive power 8,075,533 (1)
	10	Shared dispositive power

11	Aggregate amount beneficially owned by each reporting person 8,075,533 (1)
12	Check box if the aggregate amount in row (11) excludes certain shares* ☐
13	Percent of class represented by amount in row (11) 30.90% (2)
14	Type of reporting person* IN

(1)	Includes: (i) 967,600 ordinary shares directly owned by Hu, and (ii) 7,107,933 ordinary shares owned by GMB Wisdom Sharing Platform Co. Ltd., of which Hu is the sole director and shareholder.

(2)	Based on 26,136,350 ordinary shares outstanding as of the date hereof.

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GMB Wisdom Sharing Platform Co., Ltd. (“GMB WSP”)
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* WC
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization British Virgin Islands

Number of shares beneficially owned by each reporting person with	7	Sole voting power 7,107,933 (3)
	8	Shared voting power
	9	Sole dispositive power 7,107,933 (3)
	10	Shared dispositive power

11	Aggregate amount beneficially owned by each reporting person 7,107,933 (3)
12	Check box if the aggregate amount in row (11) excludes certain shares* ☐
13	Percent of class represented by amount in row (11) 27.20% (4)
14	Type of reporting person* CO

(3)	Includes: (i) 245,000 ordinary shares purchased in a private transaction (“Transaction”) on January 2, 2024, representing approximately 1% of the Issuer’s outstanding ordinary share, and (ii) 6,862,933 ordinary shares acquired prior to the Transaction.

(4)	Based on 26,136,350 ordinary shares outstanding as of the date hereof.

Item 1. Security and Issuer.

Securities acquired: 245,000 ordinary shares, par value $0.0001 per share.

Issuer:	Sunrise New Energy Co., Ltd. (the “Issuer”)
Room 703, West Zone, R&D Building, Zibo Science and Technology Industrial Entrepreneurship Park, No. 69 Sanying Road, Zhangdian District, Zibo City, Shandong Province, People’s Republic of China

Item 2. Identity and Background.

(a)	This statement is filed by GMB Wisdom Sharing Platform Co., Ltd. (“GMB WSP”), a British Virgin Islands company, and Haiping Hu (“Hu,” together with GMB WSP, the “Reporting Persons”). The Reporting Persons hold 8,075,533 ordinary shares of the Issuer, representing a total of 30.90% of the Issuer’s total outstanding ordinary shares as of the date hereof.

(b)	The principal business address of GMB WSP is Room 350, 3rd Floor, Building 6,Yard 1, Shangdi 10th Street, Haidian District, Beijing, The PRC; the principal address of Hu is No.1, Lane 1599, Dingxiang Road, Pudong District, Shanghai, China.

(c)	GMP WSP is a holding company and does not have any business operations. Hu is the sole director and shareholder of GMP WSP, as well as the CEO and director of the Issuer.

(d)	During the past five years, none of the Reporting Persons or to the knowledge of the Reporting Persons, the persons identified in this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, none of the Reporting Persons or to the knowledge of the Reporting Persons, the persons identified in this Item 2, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal and state securities laws of findings any violation with respect to such laws.

(f)	GMB WSP is a company incorporated in the British Virgin Islands. Citizenship of Hu is People’s Republic of China.

Item 3. Source and Amount of Funds or Other Consideration.

The information set forth in Items 4 and 5 of this Schedule 13D are hereby incorporated by reference into this Item 3.

Item 4. Purpose of Transaction.

On November 30, 2023, GMB WSP and HONESTY INTERNATIONAL INDUSTRIAL LIMITED (“Honesty Co”) entered into a certain share purchase agreement (the “Agreement”), pursuant to which, on January 2, 2024, GMB WSP purchased 245,000 ordinary shares (the “Shares”) of the Issuer at $1.0706 per share, for a total of approximately $262,297.

GMP WSP is a British Virgin Islands company 100% owned by Hu, the Issuer’s CEO and director. Honesty Co is a British Virgin Islands company owned by a non-affiliate of the Issuer. GMP WSP purchased the Shares for investment purpose.

Except as set forth in this Item 4, none of the Reporting Persons has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company; (g) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

a)	The percentage of shares beneficially or directly owned by the Reporting Persons is based upon 26,136,350 ordinary shares outstanding as of the date hereof.

b)	Hu has the sole dispositive power over the 8,075,533 ordinary shares of the Issuers, which represents 30.90% of the Issuer’s outstanding ordinary shares as of the date hereof.

c)	Other than as described herein, the Reporting Persons have not effected any transactions in the Issuer’s securities during the 60 days preceding the date of this report.

d)	Not applicable.

e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 4 of this Schedule 13D are hereby incorporated by reference into this Item 6.

SCHEDULE 13D

CUSIP No. G3932F106

Item 7. Materials to be Filed as Exhibits.

Exhibit No.	Description
99.1	Joint Filing Agreement, dated January 12, 2024
99.2	English Translation of the Share Purchase Agreement between GMB Wisdom Sharing Platform Co., Ltd. and HONESTY INTERNATIONAL INDUSTRIAL LIMITED, dated November 23, 2023

SCHEDULE 13D

CUSIP No. G3932F106

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: January 12, 2024

GMB Wisdom Sharing Platform Co., Ltd.

By:	/s/ Haiping Hu
Name:	Haiping Hu
Title:	director

By:	/s/ Haiping Hu
Name:	Haiping hu